September 25, 2008

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

RE:	China Premium Lifestyle Enterprise, Inc.
File No. 333-120807
Form 10-K for the year ended December 31, 2007
Filed on March 31, 2008

Dear Mr. Mew:

Thank you for your comment letter dated September 4, 2008 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K of China Premium Lifestyle Enterprise, Inc., a Nevada corporation (the “Company”). This letter sets forth each of our responses.

In order to facilitate your review, we have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

Form 10-K for Fiscal Year Ended December 31, 2007

Results of Operations, page 25

1.
We note your response to our prior comment one and we are not persuaded that your business model excludes you from providing revenues for new vehicles and revenues for used vehicles. As previously requested, for each period presented, please revise your disclosure to provide new and used vehicle sales. Further, revise your disclosure to provide a detailed discussion and analysis that addresses the impact of price changes and quantity of cars sold as required by Item 303(A)(3)(iii) of Regulation S-K. Show us what your disclosure will look like revised. We may have further comment.

Response to Comment No. 1:

The following changes in response to the Staff’s comment will be made to Result of Operations section in the Amendment.

Mr. Andrew Mew
Securities and Exchange Commission
September 25, 2008

RESULTS OF OPERATIONS

Results of Operations comparison of year ended December 31, 2007 to year ended December 31, 2006, and comparison of year ended December 31, 2006 to year ended December 31, 2005

SALES

	Fiscal Year ended December 31, 2007		Fiscal Year ended December 31, 2006		Fiscal Year ended December 31, 2005
	Total Sales	% of Total Sales	Total Sales	% of Total Sales	Total Sales	% of Total Sales
New Vehicles	$79.3M	74%	$51.5M	72%	$37.6M	77%
Used Vehicles	$20.7M	20%	$14.1M	20%	$6.9M	14%
Parts and Service	$6.5M	6%	$5.9M	8%	$4.2M	9%

Total	$106.5M	100%	$71.5M	100%	$48.7M	100%

Sales mainly consist of sales of new and used vehicles, and sale of parts and services for vehicle maintenance and repair.

Net sales increased $35.0 million or 49%, from 2006 to 2007, while net sales increased $22.8 million or 47%, from 2005 to 2006. The increase from 2006 to 2007 was primarily attributable to our new and used vehicles trading segment.

New vehicles sales increased $27.8 million or 54% from 2006 to 2007 while the quantity of new vehicles sold increased 37% for the same period. This was primarily due to the increase of deliveries of the Ferrari 8-cylinder sports car, the F430 and F430 Spider, and 12-cylinder 2-seater sports car, the F599 GTB Fiorano. For Maserati, the launch of the Granturismo also fueled the growth of sales in 2007. Used vehicles sales increased $6.6 million or 47% from 2006 to 2007 while the quantity of used vehicles sold increased 6% for the same period.

The increase in parts and service sales from 2006 to 2007 was mainly attributed to the increase of deliveries of Ferrari and Maserati cars to customers during the last few years, for which our parts and services were used to maintain.

The increase in net sales from 2005 to 2006 was mainly due to an increase in new and used vehicles sales, fueled by the launch of new models by Ferrari and Maserati, including the Ferrari F599 GTB Fiorano and Maserati GranSport Spyder. New vehicles sales increased $13.9 million or 37% from 2005 to 2006 while the quantity of new vehicles sold increased 27% for the same period. Used vehicles sales increased $7.2 million or 104% from 2005 to 2006 while the quantity of used vehicles sold increased 86% for the same period. The increase was primarily due to an increase in new car sales resulting in increased used car business in the form of trade-ins, and because more efforts were made by the Company to increase its used car sales.

The increase in parts and service sales from 2005 to 2006 reflects the impact from the additional high-tech 3S (Sales, Service and Spare parts) centre that was opened in October 2005.

Consolidated Statement of Income, page F-5

2.
We note your response to our prior comment two. Please address in detail the matter specifically related to providing the summary financial information required by Rule 4-08 (g) of Regulation S-X with respect to your significant equity method investments. Please include your response your tests of significant for each year presented. See Rule 1-02 (w) of Regulation S-X. Please advise or revise. We may have further comment.

Mr. Andrew Mew
Securities and Exchange Commission
September 25, 2008

Response to Comment No. 2:

For the fiscal year ended December 31, 2006, the Company recorded a profit of US$358,792 from FMC and the Company’s earnings before minority interest and income taxes was US$1,790,244. FMC’s portion of the Company’s earnings before minority interest and income taxes was approximately 20%.

For the fiscal year ended December 31, 2007, the Company recorded a loss of US$149,871 from FMC and the Company’s earnings before minority interest and income taxes was US$2,961,135. FMC’s portion of the Company’s earnings before minority interest and income taxes was approximately 5%.

Based on the results from the “significant subsidiary” test above, for the fiscal year ended December 31, 2006, FMC may be a “significant subsidiary.” However, for the fiscal year ended December 31, 2007 FMC was not a “significant subsidiary.” Accordingly, the Company would have to provide summary financial information of FMC for the fiscal year ended December 31, 2006 in order to comply Rule 4-08 (g) of Regulation S-X.

Referring to our prior response to comment two of your letter dated August 14, 2008, we completed the disposal of our interest in FMC during the fiscal year ended December 31, 2007, and we currently do not have any influence over FMC to obtain a consent to include such information in our consolidated financial statements. Due to the difficulty in obtaining a consent from FMC to permit the Company to include the summary financial information of FMC in the notes to the consolidated financial statements of the Company for the fiscal year ended December 31, 2007, we are in the process of applying for a wavier from the SEC to exempt from providing such information.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Please let us know if you have further questions. Thank you.

Best regards,

/s/ Joseph Tik Tung Wong
Joseph Tik Tung Wong
Chief Financial Officer and Treasurer

cc:	Loeb & Loeb LLP
HLB Hodgson Impey Cheng